Exhibit 99.2
FLY to Acquire a Portfolio of 49 Leased Aircraft August 4, 2011

Caution Concerning Forward-looking Statements This presentation contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by words such as "expects," "anticipates," "intends," "plans," "believes," "seeks," "estimates," "will," or words of similar meaning and include, but are not limited to, statements regarding the proposed acquisition transaction, the outlook for FLY Leasing Limited's (FLY) future business and financial performance and for the aviation industry. Forward-looking statements are based on management's current expectations and assumptions, which are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict. Actual outcomes and results may differ materially due to global political, economic, business, competitive, market, regulatory and other factors, including those discussed in the Company's Annual Report on Form 20-F for the year ended December 31, 2010 and filed with the SEC on March 11, 2011. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise.

Transformational Acquisition of Portfolio of 49 Leased Aircraft

Transformational Acquisition of Portfolio of 49 Leased Aircraft cont.

The Acquisition Meets FLY's Objective of Enhancing Shareholder Value

The Portfolio Complements FLY's Existing Fleet

- **Grows contracted annualized lease rentals by 80%, from $205 million to approximately $370 million**
- **Increases number of aircraft in the portfolio by 82%, from 60 to 109 aircraft**
  - The portfolio to be acquired is predominantly in-demand, narrowbody aircraft on long-term leases
- **Expands number of lessees by 56%, from 34 to 53 airlines**
  - Further diversifies global footprint of lessees including many of the industry's premier credits
  - Minimal overlap between the portfolio to be acquired and FLY's lessees


Contracted Annualized Lease Rentals (mm)
$205
80%
$370
FLY
FLY Pro Forma
Number of Aircraft
60
82%
109
FLY
FLY Pro Forma
Number of Lessees
34
56%
53
FLY
FLY Pro Forma

Page 5

FLY Leasing

Combined Portfolio Portfolio data as of 30 June 2011. Current FLY data weighted by net book value; acquired portfolio data weighted by current market value appraisals.Does not include the four B767 aircraft owned by a Joint Venture in which FLY has a 57% interest.One A330-200, one B747-400, one B767-300ER and one B777-200ER.One A340-300 and two A340-600s. Portfolio to be Acquired Portfolio to be Acquired A320 Family 23 B737 Next Generation 17 B737 Classics 0 B717s 6 B757s -- Wide Body (3) 3 Total 49 Weighted Average Age 7.6 yr Current FLY Portfolio (1) Current FLY Portfolio (1) A320 Family 26 B737 Next Generation 16 B737 Classics 3 B717s -- B757s 11 Wide Body (2) 4 Total 60 Weighted Average Age 8.4 yr Combined FLY Portfolio (1) Combined FLY Portfolio (1) A320 Family 49 B737 Next Generation 33 B737 Classics 3 B717s 6 B757s 11 Wide Body 7 Total 109 Weighted Average Age 8.0 yr + =

The Portfolio Strengthens FLY's Lessee Exposure Portfolio to be Acquired Portfolio to be Acquired Current FLY Portfolio Current FLY Portfolio Combined FLY Portfolio Combined FLY Portfolio Lessee % of rentals Lessee % of rentals Lessee % of rentals 15.2% 8.6% 6.7% 8.7% 7.8% 5.3% 8.6% 7.3% 4.8% 8.2% 6.0% 4.5% 7.6% 4.2% 4.4% Out of the 23 lessees in the portfolio to be acquired, only four overlap with FLY's current lesseesReduces lessee and regional concentrationsCombined remaining weighted average lease term of 4.0 years

FLY's Portfolio will Continue to be Serviced by BBAM

Expected Closing Timetable Transaction Milestones Expected Date Closing subject to customary closing conditions, including obtaining lender consents August / September 2011 Closing of Acquisition September / October 2011 Financial statements and pro formas will be filed within 75 days of closing November / December 2011

Acquisition Highlights